Exhibit 12.1

DOV PHARMACEUTICAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	2000	2001	2002	2003	2004
Loss from continuing operations before income taxes and equity losses in affiliates	$(4,665)	$(4,068)	$(15,804)	$(26,731)	$(32,921)
Fixed charges: Interest cost Amortization of debt expense Interest factor included in rent expense	852 28 60	1,491 30 81	2,017 25 92	2,947 95 116	2,954 58 137
Total fixed charges	$940	$1,602	$2,134	$3,158	$3,149
Total loss to cover fixed charges	$(3,725)	$(2,466)	$(13,670)	$(23,573)	$(29,772)
Ratio of earnings to fixed charges	Deficiency	Deficiency	Deficiency	Deficiency	Deficiency
Deficiency of earnings to cover combined fixed charges	$4,665	$4,068	$15,804	$26,731	$32,921

The ratio of earnings to fixed charges is calculated by dividing (a) earnings before income taxes, adjusted for fixed charges, by (b) fixed charges. Fixed charges include interest expense under operating leases that we deem a reasonable approximation of the interest factor.